ACKNOWLEDGMENT OF INDEPENDENT AUDITORS

To the Board of Directors of
TLC Laser Eye Centers Inc.

         We are aware of the inclusion in the Registration Statement on Form S-4/A and related joint proxy statement/prospectus of TLC Laser Eye Centers Inc. and Laser Vision Centers Inc. for the registration of 35,001,330 shares of TLC Laser Eye Centers Inc. common stock of our compilation report and comments for United States readers on Canadian and United States reporting differences relating to the unaudited pro forma combined balance sheet of TLC Vision Corporation as of November 30, 2001 and the unaudited pro forma combined statements of income (loss) for the year ended May 31, 2001 and for the six months ended November 30, 2001 prepared in accordance with Canadian generally accepted accounting principles.

                                                Yours truly,


                                                /s/ Ernst & Young LLP

                                                Ernst & Young LLP